

Tiffany King

Co-founder at SouveNEAR

Kansas City, Missouri Area

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SouveNEAR

University of Missouri-Kansas City

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252 connections

Experience

Co-founder

SouveNEAR

May 2013 – Present · 5 yrs 7 mos

Kansas City, MO

Artful souvenirs made in the places they represent.

SouveNEAR seeks out and showcases local artists who capture the spirit of their cities. Partnering with these talents, we curate our favorite items. We also commission new works that are designed and produced locally.

Responsibilities include long-term vision and strategy, financial planning, product development and sourcing, day-to-day management, branding, and sales. And, making new me... See more

SouveNEAR - Made Here

Board of Directors, Early Childhood Learning Center

ECLC

2009 – 2013 · 4 yrs

Kansas City, Missouri Area

Decision maker in helping to set and advance program goals, allocate finances, select new director, set salaries and evaluate performance. Led an initiative which shifted dormant assets into low-risk but higher yield investments.

Intern, Liaison for City Manager's Office

City of Kansas City, MO

2007 – 2007 · less than a year

Kansas City, Missouri

Represented the city's action center on behalf of the city manager's office in meetings with department leaders and city council members. Led in the development of strategic procedure and policy change recommendations to improve interdepartmental functioning.

Prudential Real Estate

Senior Sales Executive

Prudential Real Estate

2004 – 2006 · 2 yrs

Kansas City, Missouri Area

Devised successful strategies for clients and negotiated win-win solutions. Conducted my business with the belief that by finding mutually beneficial outcomes, transactions were stronger and my clients happier.
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 **Senior Sales Executive**

Reece & Nichols Realtors

2001 – 2004 · 3 yrs

Kansas City, Missouri Area

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Education

 **University of Missouri-Kansas City**

Graduate Studies, Economics

2005 – 2008

Activities and Societies: Omicron Delta Epsilon, Omicron Delta Kappa

I was drawn to this internationally recognized program because it challenged the classical assumption of economics as a zero sum game and instead championed the view that unemployment carries a heavy cost to society, and the economy functions best when everyone has an opportunity to prosper.

 **University of Missouri-Kansas City**

Bachelor of Arts (B.A.), Economics

2004

 **Lincoln College Prep**

Skills & Endorsements

Leadership · 6

Rebecca Dove and 5 connections have given endorsements for this skill

Product Development · 5

Erika Zeitz and 4 connections have given endorsements for this skill

Strategic Planning · 5

Holiday Atkinson and 4 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

 **Vann Benson**

Sr Graphic Designer, Lettering Artist

October 19, 2016, Tiffany was a client of Vann's

Vann has been outstanding to work with. Her designs are very popular with our customers, leading to repeat sales and positive social media postings. In addition, we have found her to be super reliable and easy to work with!

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